Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners

of Summit Materials Holdings L.P.:

We consent to the use of our report dated February 22, 2015, with respect to the consolidated balance sheets of Summit Materials Holdings L.P. and subsidiaries as of December 27, 2014 and December 28, 2013, and the related consolidated statements of operations, comprehensive loss, cash flows, and changes in redeemable noncontrolling interest and partners’ interest for each of the years in the three-year period ended December 27, 2014, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

July 5, 2015